Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF FORTINET, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

The undersigned being the President of Fortinet, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY that

FIRST:            That the name of the Corporation is Fortinet, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on November 28, 2000 under the name “Appligation, Inc,” changed its name to “ApSecure, Inc.” pursuant to a Certificate of Amendment of Certificate of Incorporation filed on December 12, 2000, changed its name to “Fortinet, Inc.” pursuant to a Certificate of Amendment of Certificate of Incorporation filed on December 6, 2001.

SECOND:            On May 29, 2001, May 30, 2002, August 15, 2003, February 24, 2004 and June 3, 2005 the Corporation filed Amended and Restated Certificates of Incorporation with the Secretary of State of the State of Delaware.

THIRD:            The Board of Directors of the Corporation has duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders thereof, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that this Amended and Restated Certificate of Incorporation amends and restates the Amended and Restated Certificate of Incorporation in its entirety as follows:

ARTICLE I

The name of the corporation is Fortinet, Inc.

ARTICLE II

The address of its registered agent’s office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington 19808, County of Newcastle. The name of its registered agent at such address is Corporation Services Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

A.            Classes of Stock. The Corporation is authorized to issue two classes of shares of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is One Hundred-Seventeen Million Five Hundred Thousand (117,500,000) shares, of which Seventy-Seven Million (77,000,000) shares shall be Common Stock with a par value of $0.001 per share and Forty Million Five Hundred Thousand (40,500,000) shares shall be Preferred Stock with a par value of $0.001 per share. Of the Preferred Stock, Four Million (4,000,000) shares shall be of the series designated “Series A Preferred Stock,” Five Million (5,000,000) shares shall be of the series designated “Series B Preferred Stock,” Six Million (6,000,000) shares shall be of the series designated “Series C Preferred Stock,” Fifteen Million (15,000,000) shares shall be of the series designated “Series D Preferred Stock,” and Ten Million Five Hundred Thousand (10,500,000) shares shall be of the series designated “Series E Preferred Stock,” each with the rights, preferences and restrictions described below in this Amended and Restated Certificate of Incorporation (this “Certificate”).

B.            Rights, Preferences and Restrictions of Preferred Stock.

The rights, preferences, privileges, and restrictions granted to and imposed on the Preferred Stock are set forth below in this Article IV.

1.            Dividend Preference. When, as and if declared by the Corporation’s Board of Directors, the holders of Preferred Stock shall be entitled to receive, out of any funds legally available therefor, dividends prior and in preference to any declaration or payment of any dividend on the Common Stock at the rate of (i) $0.02 per annum on each outstanding share of Series A Preferred Stock, (ii) $0.05 per share per annum on each outstanding share of Series B Preferred Stock, (iii) $0.12 per share per annum on each outstanding share of Series C Preferred Stock, (iv) $0.12 per share per annum on each outstanding share of Series D Preferred Stock, and (v) $0.30 per share per annum on each outstanding share of Series E Preferred Stock (each as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate for each series of Preferred Stock. The right of the holders of the Preferred Stock to receive dividends shall not be cumulative, and no right shall accrue to holders of Preferred Stock by reason of the fact that dividends on such shares are not declared or paid in any prior year. So long as any shares of Preferred Stock shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any other stock of the Corporation (“Junior Stock”), nor shall any shares of any Junior Stock of the Corporation be purchased, redeemed, or otherwise acquired for value by the Corporation (except for repurchase of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation or the exercise by the Corporation of contractual rights of first refusal over shares of Common Stock) until all dividends (set forth in this Section) on the Preferred Stock shall have been paid or declared and set apart. The holders of the Preferred Stock expressly waive their rights, if any, as described in California Corporations Code Sections 502, 503 and 506 as they relate to repurchases of shares of Common Stock upon termination of employment or service as a consultant or director.

2.	Liquidation Preference.

(a)            In the event of any liquidation, dissolution or winding up of the Corporation (“Liquidation”), either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock, the amount of (i) $0.25 for each share of Series A Preferred Stock, (ii) $0.60 for each share of Series B Preferred Stock, (iii) $1.50 for each share of Series C Preferred Stock, (iv) $2.00 for each share of Series D Preferred Stock, and (v) $5.00 for each share of Series E Preferred Stock (each as adjusted for any stock dividends, combinations, splits, recapitalizations, or the like with respect to such shares) plus all declared but unpaid dividends on each share of Preferred Stock (“Liquidation Payment”). If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under this subsection (a).

(b)            After payment has been made to the holders of the Preferred Stock of the full amounts to which they shall be entitled as aforesaid, the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed pro rata among the holders of the Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock, on an as-if converted to Common Stock basis until, with respect to each series of Preferred Stock, such holders shall have received the applicable Participation Cap (as defined below), including amounts paid pursuant to subsection (a) of this Section 2. Thereafter, if assets and funds legally available for distribution remain, the holders of the Common Stock shall receive all of such remaining assets and funds pro rata based on the number of shares of Common Stock held by each. For purposes of this Certificate, “Participation Cap” shall mean $0.75 per share for the Series A Preferred Stock, $1.80 per share for the Series B Preferred Stock, $4.50 per share for the Series C Preferred Stock, $6.00 per share for the Series D Preferred Stock, and $15.00 per share for the Series E Preferred Stock (each as adjusted for any stock dividends, combinations, splits, recapitalizations, or the like with respect to such series of Preferred Stock).

(c)            Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of such series into shares of Common Stock immediately prior to the Liquidation if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d)            For purposes of this Article IV, Section (B)2, a Liquidation shall be deemed to be occasioned by, or to include (unless the holders of at least seventy-five percent (75%) of the Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted to Common Stock basis) shall determine otherwise), (A) the acquisition of a Liquidation Fortinet Entity (as defined below) by another person or entity by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Liquidation Fortinet Entity; (B) a sale or other conveyance of all or substantially all of the assets of a Liquidation Fortinet Entity; or (C) any liquidation, dissolution or winding up of a Liquidation Fortinet Entity, whether voluntary or involuntary. As used herein, the term “Liquidation Fortinet Entity” shall mean the Corporation or any direct or indirect subsidiary of the Corporation the assets of which (together with its direct or indirect subsidiaries) constitute all or substantially all of the assets of the Corporation (as determined on a consolidated basis together with all of the Corporation’s direct and indirect subsidiaries). Notwithstanding the foregoing, the Corporation’s sale of capital stock for capital raising purposes, including the sale of shares of Preferred Stock, shall not be deemed a Liquidation.

(i)            In any Liquidation, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)            Securities not subject to investment letter or other restrictions on free marketability covered by (B) below:

(1)            If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) day period ending three (3) days prior to the closing;

(2)            If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(3)            If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of at least seventy-five percent (75%) of the voting power of all then outstanding shares of Preferred Stock.

(B)            The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the holders of at least seventy-five percent (75%) of the voting power of all then outstanding shares of such Preferred Stock.

(C)            The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation may be superceded by any determination of such value set forth in the definitive agreements governing such Liquidation that have been approved by the Board of Directors.

(ii)            In the event the requirements of Article IV, Section (B)2 are not complied with, the Corporation shall forthwith either:

(A)            cause the closing of the Liquidation to be postponed until such time as the requirements of Article IV, Section (B)2 have been complied with; or

(B)            cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Article IV, Section (B)2(c)(iii) hereof.

(iii)            The Corporation shall give each holder of record of Preferred Stock written notice of any impending Liquidation not later than twenty (20) days prior to the stockholders’ meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Article IV Section (B)2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least at least seventy-five percent (75%) of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted to Common Stock basis).

3.	Voting Rights.

(a)            The holder of each share of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could then be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and except as provided in subsection 3(e) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any questions upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to a nearest whole number (with one-half being rounded upward).

(b)            The number of members that shall comprise the whole Board of Directors shall be fixed at seven (7).

(c)            For so long as at least twenty-five percent (25%) of the aggregate shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock initially issued remains outstanding (subject to appropriate adjustments for stock splits, stock dividends, combinations, recapitalizations or the like with respect to such shares), the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (voting together as a single class and not as separate series, and on as converted to Common Stock basis) shall be entitled to elect two members of the Board of Directors at each stockholder meeting, or pursuant to each consent of the Company’s stockholders, to elect directors, to remove from office any such members and to fill any vacancy caused by the resignation, death or removal of any of such members.

(d)            For so long as at least twenty-five percent (25%) of the Series D Preferred Stock initially issued remains outstanding (subject to appropriate adjustments for stock splits, stock dividends, combinations, recapitalizations or the like with respect to such shares), the holders of the Series D Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board of Directors (the “Series D Director”) at each stockholder meeting, or pursuant to each consent of the Company’s stockholders, to elect directors, to remove from office any such member and to fill any vacancy caused by the resignation, death or removal of any of such member.

(e)            The holders of Common Stock, voting as a separate class, shall be entitled to elect two members of the Board of Directors at each stockholder meeting, or pursuant to each consent of the Company’s stockholders, to elect directors, to remove from office any such members and to fill any vacancy caused by the resignation, death or removal of any of such members.

(f)            The holders of Common Stock and Preferred Stock (voting together as a single class and not as separate series, and on an as converted to Common Stock basis) shall be entitled to elect all remaining members of the Board of Directors at each stockholder meeting, or pursuant to each consent of the Company’s stockholders, to elect directors, to remove from office any such members and to fill any vacancy caused by the resignation, death or removal of any of such members.

(g)            For so long as twenty-five percent (25%) of the Preferred Stock originally issued remains outstanding, the Corporation shall not (whether by amendment, merger, consolidation or otherwise), without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least seventy-five percent (75%) of the then outstanding Preferred Stock, voting as a single class and not as separate series, and on an as converted to Common Stock basis, (i) alter or change, through amendment of the Corporation’s Certificate of Incorporation or otherwise, the rights, preferences or privileges of the Preferred Stock; (ii) increase or decrease the authorized number of shares of Common Stock in excess of ten percent (10%) of the number of the then outstanding shares of Common Stock in any twelve-month period (calculated as of the date of the beginning of such twelve-month period and as may be adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like); (iii) increase or decrease the authorized number of shares of Preferred Stock; (iv) authorize or create, by reclassification or otherwise, any equity security (including any other security convertible into or exercisable for any such equity security) having rights, preferences or privileges senior to or on a parity with the existing Preferred Stock; (v) redeem or repurchase any shares of Preferred Stock or Common Stock (except as to (1) the repurchase of shares of Common Stock at cost from employees, officers, directors, consultants or other persons performing services for the Corporation pursuant to agreements under which the Corporation has the option to repurchase such shares upon the termination of employment or service or (2) the exercise by the Corporation of contractual rights of first refusal over shares of Common Stock); (vi) pay any dividends to the holders of Preferred Stock or Common Stock; (vii) enter into any transaction or series of transactions deemed to be a Liquidation (as defined under Article IV, Section (B)(2)(d)); (viii) change the authorized number of directors of the Corporation; (ix) enter into any transaction with any director, officer, employee or holder of more than five percent (5%) of the outstanding capital stock of any class or series of capital stock of the Corporation or any of its subsidiaries, member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person, or member of the family of any such person, is a director, officer, trustee, partner or holder of more than five percent (5%) of the outstanding capital stock thereof, except for transactions on customary terms related to such person’s provision of services to the Corporation; (x) enter into any transaction or series of related transactions deemed to be a Liquidation of a Liquidation Fortinet Entity pursuant to Article IV, Section (B)(2)(d) above; (xi) divest a direct or indirect subsidiary of the Corporation (and shall not transfer any voting securities therein (except in the ordinary course of business or of an immaterial amount)) the assets of which (together with its direct or indirect subsidiaries) constitute all or substantially all of the assets of the Corporation (as determined on a consolidated basis together with all of the Corporation’s direct and indirect subsidiaries) (“Significant Subsidiary”) of any of such Significant Subsidiary’s material assets (except in the ordinary course of business), including, but not limited to, any material intellectual property assets; (xii) take any action with respect to a Significant Subsidiary that would be likely to materially and adversely affect the business, properties, operations or condition, financial or otherwise, of the Corporation; or (xiii) transfer a material portion of the Corporation’s assets (except in the ordinary course of business) to any of the Corporation’s direct or indirect subsidiaries.

4.            Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a)            Right to Convert. The Preferred Stock shall only be convertible, and shall convert, as provided in Article IV, Sections (B)4(b) and (c) hereof. Upon any such conversion, each share of Preferred Stock shall be convertible at the office of the Corporation or any transfer agent for such stock into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) $0.25 for the Series A Preferred Stock, (ii) $0.60 for the Series B Preferred Stock, (iii) $1.50 for the Series C Preferred Stock, (iv) $2.00 for the Series D Preferred Stock, or (v) $5.00 for the Series E Preferred Stock by the then-applicable Conversion Price applicable to such share, determined as hereinafter provided. The price at which shares of Common Stock shall be deliverable upon conversion of shares of the Preferred Stock (the “Conversion Price”) initially shall be (i) $0.25 per share of Common Stock for the Series A Preferred Stock, (ii) $0.60 per share of Common Stock for the Series B Preferred Stock, (iii) $1.50 per share of Common Stock for the Series C Preferred Stock, (iv) $2.00 per share of Common Stock for the Series D Preferred Stock, and (v) $5.00 per share of Common Stock for the Series E Preferred Stock. Such initial Conversion Price shall be adjusted as hereinafter provided.

(b)            Voluntary Conversion. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into shares of Common Stock at the then-applicable Conversion Price in effect on the date the certificate is surrendered for conversion.

(c)            Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then-effective Conversion Price for such series of Preferred Stock upon a vote by the holders of at least seventy-five percent (75%) of the then outstanding shares of Preferred Stock (voting as a single class and not as separate series, and on an as converted to Common Stock basis). Each share of Preferred Stock shall also automatically be converted into shares of Common Stock at the then-effective Conversion Price upon the closing of the sale of the Corporation’s Common Stock in a firm commitment, underwritten public offering with proceeds to the Corporation of at least $20,000,000 registered under the Securities Act of 1933, as amended (the “Securities Act”) (such offering, a “Qualified Public Offering”)

(other than a registration relating solely to a transaction under Rule 145 of such Securities Act (or any successor thereto) or to an employee benefit plan of the Corporation).

(d)            Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to receive certificates representing such holder’s shares of Common Stock, such holder shall surrender the certificate or certificates evidencing such holder’s Preferred Stock, duly endorsed, at the office of the Corporation or of any transfer agent for such Preferred Stock, and, in the event of voluntary conversion pursuant to Article IV, Section (B)4(b), shall give written notice to the Corporation at such office that he elects to convert the same and shall state therein the name or names in which he wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the certificate representing the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. In the event of an automatic conversion in connection with a Qualified Public Offering, such conversion shall be deemed to have been made immediately prior to the closing of the sale of securities by the Company to the underwriters and shall occur without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent.

(e)            Adjustments to Conversion Price for Certain Diluting Issues.

(i)            Special Definitions. For purposes of this paragraph 4(e), the following definitions apply:

(A)            “Options” shall mean rights, options, or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (defined below).

(B)            “Original Issue Date” shall mean the date on which a share of Series E Preferred Stock was first issued.

(C)            “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(D)            “Additional Shares of Common Stock” shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 4(e)(iii)) by the Corporation on or after the Original Issue Date; provided that the term “Additional Shares of Common Stock” does not include: (1) Common Stock issued upon conversion of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock; (2) securities issued to employees, consultants, officers or directors of the Corporation pursuant to any stock grant, stock option plan, stock purchase plan or other employee stock incentive program approved by the Corporation’s Board of Directors; (3) securities issued in any Qualified Public Offering; (4) securities issued pursuant to the acquisition by merger, purchase of assets, or other reorganization, of another corporation by the Corporation whereby the stockholders of the Corporation will own greater than 50% of the voting power of the surviving entity and which has been approved by the Series D Director; (5) securities issued in connection with any equipment lease financing transaction, equipment purchase transaction, real estate leases or bank financing transaction approved by the Board of Directors, provided that such issuance is primarily for other than equity financing purposes; (6) securities issued to corporate or strategic partners pursuant to transactions approved by the Board of Directors, provided that such issuance is primarily for other than equity financing purposes and does not exceed two percent (2%) of the then outstanding shares of capital stock of the Corporation in any twelve-month period (calculated as of the date of the beginning of such twelve-month period and as may be adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like); (7) shares of Common Stock or Preferred Stock issued in connection with any stock split, stock dividend, or recapitalization of the Corporation; or (8) warrants to purchase Series E Preferred Stock outstanding on the Original Issue Date and any securities issuable or issued upon exercise, conversion or exchange of such warrants.

(ii)            No Adjustment of Conversion Price. Notwithstanding anything to the contrary, no adjustment of the Conversion Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Article IV, Section 4(e)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to such issue.

(iii)            Deemed Issue of Common Stock. In the event the Corporation at any time or from time to time on or after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities, shall be deemed to be issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(A)            If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation, or change in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such change becoming effective, be recomputed to reflect such change insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities; provided however, no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such Options or rights or the conversion or exchange of such securities.

(B)            No readjustment pursuant to clause (A) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (1) the Conversion Price on the original adjustment date, or (2) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

(C)            Upon the expiration of any such Options or rights, the termination of any such rights to convert or exchange or the expiration of any Options or rights related to such convertible or exchangeable securities, any Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such Options, rights or securities or Options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such Options or rights, upon the conversion or exchange of such securities or upon the exercise of the Options or rights related to such securities.

(iv)            Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event this Corporation, at any time on or after the Original Issue Date, shall issue Additional Shares of Common Stock without consideration or for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect on the date of and immediately prior to such issue (such Additional Shares of Common Stock, hereinafter, the “Issued Additional Shares of Common Stock”), then and in such event, the Conversion Price for each such series in effect immediately prior to each such issuance shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent with one-half being rounded upward) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of Shares outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Issued Additional Shares of Common Stock would purchase at such Conversion Price in effect immediately prior to such issuance, and the denominator of which shall be the number of Shares outstanding immediately prior to such issuance plus the number of the Issued Additional Shares of Common Stock so issued.

For the purposes of this Section 4(e)(iv), “the number of Shares outstanding” shall include only (1) the number of shares of Common Stock issuable upon conversion of the Preferred Stock outstanding and (2) one-half of the number of shares of Common Stock outstanding (giving no effect to the provisions of Section 4(e)(iii) hereof). For the purposes of adjusting the Conversion Price of the Preferred Stock, the issue of Additional Shares of Common Stock issued at the same price at two or more closings pursuant to the same instruments shall be aggregated and shall be treated as one issue of Additional Shares of Common Stock occurring on the earliest date on which such securities were issued.

(v)            Determination of Consideration. For purposes of this Article IV, Section 4(e), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A)            insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation excluding amounts paid or payable for accrued interest or accrued dividends;

(B)            insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(C)            in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration comprised of cash and property other than cash, be the proportion of such consideration so received, computed as provided in Article IV, Sections 4(e)(v)(A) and 4(e)(v)(B) above, as determined in good faith by the Board of Directors.

(f)            Adjustments to Conversion Prices for Combinations or Subdivisions of Common Stock. In the event that the Corporation at any time or from time to time on or after the Original Issue Date shall declare or pay any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price for each series of Preferred Stock in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

(g)            Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(f), then, in each such case for the purpose of this subsection 4(g), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of

Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(h)            No Impairment. Other than pursuant to the provisions of Section 3 hereof, the Corporation will not, by amendment of this Certificate or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Preferred Stock under this Article IV, Section 4 against impairment.

(i)            Issue Taxes. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(j)            Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(k)            Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

(l)            Notices. Any notice required by the provisions of this Section to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

(m)            Adjustments. Other than as provided for in Section 2 and elsewhere in this Section 4, in case of any reorganization or any reclassification of the capital stock of the Corporation, any consolidation or merger of the Corporation with or into another corporation or corporations, or the conveyance of all or substantially all of the assets of the Corporation to another corporation, each share of Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock deliverable upon conversion of such share of Preferred Stock would have been entitled upon the record date of (or date of, if no record date is fixed) such reorganization, reclassification, consolidation, merger or conveyance, and, in any case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of the shares of such Preferred Stock.

(n)            Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(o)            No Reissuance of Preferred Stock. No shares of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

ARTICLE V

Except as otherwise provided in this Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is authorized to make, alter or repeal the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI

A.            To the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of the State of Delaware is hereafter amended to authorize further reductions in the liability of the Corporation’s directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

B.            Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VII

A.            To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) directors, officers, agents (and any other persons to which Delaware law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware, subject only to limits created by applicable Delaware law, with respect to actions for breach of any duty to a corporation, its stockholders, or others.

B.            Any repeal or modification of any of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director, officer, agent or other person of the Corporation with respect to any acts or omissions of such director, officer, agent or other person occurring prior to, such repeal or modification.

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This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware and was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation is executed on behalf of the Corporation by its President on April 18, 2006.

/s/ Ken Xie
Ken Xie, President

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

FORTINET, INC.

Fortinet, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is Fortinet, Inc. The Corporation was originally incorporated under the name “Appligation, Inc.” The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 28, 2000.

SECOND: This Certificate of Amendment was duly adopted by the Corporation’s directors and stockholders in accordance with the applicable provisions of Section 242 of the Delaware General Corporation Law.

THIRD: The second sentence of Section A of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read as follows:

“The total number of shares that the Corporation is authorized to issue is One Hundred Twenty-Two Million Five Hundred Thousand (122,500,000) shares, of which Eighty-Two Million (82,000,000) shares shall be Common Stock with a par value of $0.001 per share and Forty Million Five Hundred Thousand (40,500,000) shares shall be Preferred Stock with a par value of $0.001 per share.”

FOURTH: Section B.2(b) of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read as follows:

“The number of members that shall comprise the whole Board of Directors shall be fixed at nine (9).”

IN WITNESS WHEREOF, Fortinet, Inc. has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation, on March 11, 2008.

/s/ John Whittle
Name:	John Whittle
Title:	Vice President, General Counsel and Secretary